Exhibit (a)(1)(D)

July 25, 2005

To Our Stockholders:

Exar Corporation is offering to purchase up to 7,058,823 shares of its common stock, par value $0.0001 per share, or such lesser number of shares as are properly tendered, at a price within the range of $15.00 to $17.00 per share, net to the seller in cash, without interest.

Holders of our common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure will allow you to select the price within the range of $15.00 and $17.00 per share at which you are willing to sell your shares to us. Our common stock was trading at $15.83 per share as of the close of the market on July 18, 2005, the day before we announced the offer.

Based on the number of shares tendered and the prices specified by our stockholders, we will determine the lowest single per share price that will allow us to purchase 7,058,823 of our shares (or such lesser number of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all such shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the offer.

If you tender your shares directly to Computershare, the Depositary for the offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. We believe the offer will provide stockholders with the opportunity to tender a portion or possibly all of their shares and, thereby, receive a return of capital if they so elect, without, we believe, any disruption to the share price or the usual transaction costs associated with market sales. The offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Exar. Any stockholder whose shares are properly tendered directly to the Depositary and are purchased pursuant to the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

Our board of directors has spent a great deal of time analyzing our business, our business sector and the opportunities and challenges ahead and has determined that the offer properly creates the right balance between doing what is right for our business and delivering liquidity to our stockholders. The board believes that using a portion of our existing cash reserves to fund the offer is a prudent use of our financial resources and an efficient means of providing liquidity to our stockholders. However, neither we, our board of directors, the Dealer Manager, the Information Agent nor the Depositary of the offer is making any recommendation to you as to whether to tender or refrain from tendering shares pursuant to the offer or as to the price or prices at which you may choose to tender your shares pursuant to the offer. Our directors and executive officers have advised us that they do not intend to tender any of their shares pursuant to the offer. You must make your own decision as to whether to tender you shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender you shares with your broker, if any, or other financial advisor.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

The offer will expire at 5:00 p.m., New York City time, on Tuesday, August 23, 2005, unless we extend the offer. Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., our Information Agent, and SG Cowen & Co., LLC, our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

If you do not wish to participate in the offer, you do not need to take any action.

Very truly yours,

Roubik Gregorian

President and Chief Executive Officer